SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
Under the Securities Exchange Act of 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13D-2(B)
(Amendment No. 24)
RUDDICK CORPORATION
(Name of Issuer)
Common Stock
(Title of class of securities)
781258‑10‑8
(CUSIP Number)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/ x / Rule 13d-1(d)

Schedule 13G                                                                                Page 2 of 5 Pages

CUSIP No. 781258‑10-8
_______________________________________________________________
1) Names of Reporting Persons I. R. S. Identification Nos. of Above Persons (Entities Only):

Alan T. Dickson
_______________________________________________________________
2) Check the Appropriate Box if a Member of a Group:
(a)
(b)
_______________________________________________________________
3) SEC Use Only:
_______________________________________________________________
4) Citizenship or Place of Organization:
United States
_______________________________________________________________
Number of (5) Sole Voting Power: 1,650,849
Shares Bene‑
ficially (6) Shared Voting Power: 1,571,133
Owned by
Each Report‑ (7) Sole Dispositive Power 1,650,849
ing Person
With (8) Shared Dispositive Power: 1,571,133
_______________________________________________________________
9) Aggregate Amount Beneficially Owned by Each Reporting
Person:
3,221,982
_______________________________________________________________
10) Check if the Aggregate Amount in Row (9) Excludes
Certain Shares:
_______________________________________________________________
11) Percent of Class Represented by Amount in Row 9:
6.8%
_______________________________________________________________
12) Type of Reporting Person:
IN
_______________________________________________________________
2 Schedule 13G (continued) Page 3 of 5 Pages
Item 1(a): Name of Issuer: Ruddick Corporation
Item 1(b): Address of Issuer's Principal Executive Offices:
301 South Tryon Street, Suite 1800
Charlotte, North Carolina 28202
Item 2(a): Name of Person Filing: Alan T. Dickson
Item 2(b): Address of Principal Business Office or, if none,
Residence:
301 South Tryon Street, Suite 1800
Charlotte, North Carolina 28202
Item 2(c): Citizenship: U. S.
Item 2(d): Title of Class of Securities:
Common Stock
Item 2(e): CUSIP Number: 781258‑10‑8
Item 3: N/A
Item 4: Ownership:
(a) Amount beneficially owned
as of 12/31/04: 3,221,982
(b) Percent of Class: 6.8%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the
vote: 1,650,849
(ii) Shared power to vote or to direct the
vote: 1,571,133
(iii) Sole power to dispose or to direct the
disposition of: 1,650,849
(iv) Shared power to dispose or to direct the
disposition of: 1,571,133
The filing of this statement shall not be
construed as an admission that the reporting
person is, for the purposes of section 13(d)
or 13(g) of the Securities and Exchange Act
of 1934, the beneficial owner of the
securities referred to in sub‑items (c)(ii)
and (iv) of this Item.
Item 5: Ownership of Five Percent or Less of a Class: N/A
Item 6: Ownership of More than Five Percent on Behalf of
Another Person: N/A

Schedule 13G (continued) Page 4 of 5 Pages
Item 7: Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company: N/A
Item 8: Identification and Classification of Members of the
Group: N/A
Item 9: Notice of Dissolution of Group: N/A
Item 10: Certification: N/A

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Schedule 13G (continued) Page 5 of 5 Pages
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
statement is true, complete and correct.
Date: February 11, 2005 /s/ ALAN T. DICKSON Name: Alan T. Dickson

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